Exhibit 99.1

IHS Towers Agrees to Sell Rwanda Operations to Paradigm Tower Ventures

May 20, 2025, London/Kigali: IHS Holding Limited (NYSE: IHS) (“IHS Towers”), one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count, has agreed to sell 100% of IHS Rwanda Limited (“IHS Rwanda”) including its approximately 1,465 sites[1] to Paradigm Tower Ventures. The transaction is subject to customary closing conditions, including government and regulatory approvals, and is expected to close in the second half of 2025.

The terms of the transaction reflect an enterprise value[2] of $274.5 million, implying a transaction multiple of 8.3x adjusted EBITDA after leases[3]. This represents a significant premium compared to the current valuation multiple of the IHS Towers group.

Sam Darwish, Chairman & CEO, IHS Towers, commented, “The agreement to sell our Rwanda operations to Paradigm Tower Ventures was carefully considered as part of our strategic initiatives targeted at shareholder value-creation options and highlights the value of our Rwanda operations within our wider portfolio. We have enjoyed more than 10 years of commercial success in Rwanda. We are deeply appreciative to our colleagues and customers, in addition to the Government of Rwanda for its exemplary and investor supportive framework, who have all helped make IHS Rwanda the success it is today.”

Stephen Harris, Co-founder, Paradigm Tower Ventures, said, “Rwanda represents an exciting market with high demand for shared wireless infrastructure. The Paradigm team is very much looking forward to building a strong customer focused business providing high quality and secure infrastructure to mobile network operators.”

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[1] As of March 31, 2025.

[2] Enterprise value is defined as anticipated consideration to be received on a borrowings and cash free basis. Refer to note 20 in our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025 (filed on form 6-K with the Securities and Exchange Commission on May 20, 2025) for further information.

[3] Consists of contribution for Rwanda to Adjusted EBITDA for IHS Holding Limited and its subsidiaries (the “Group”) of $37.6 million for the last 12 months to March 31, 2025, and reduced by $4.4 million for incremental lease costs in Rwanda. Adjusted EBITDA for the Group is defined in our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025 (filed on form 6-K with the Securities and Exchange Commission on May 20, 2025).

About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 39,000 towers across its eight markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Nigeria, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

About Paradigm Tower Ventures: Stephen Harris, Hal Hess and Steven Marshall, well respected and experienced former executives of global and African tower businesses, founded Paradigm Infrastructure in 2019. They have substantial experience in the acquisition and operations of tower businesses in multiple African markets. This transaction marks the first investment by Paradigm Tower Ventures, a new tower platform which is focused on the growth of new build shared wireless infrastructure in Sub–Saharan Africa. Paradigm Tower Ventures is backed for this transaction by a consortium of equity and debt finance providers.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this document may be forward-looking statements, including regarding the enterprise value of the transaction, the total base consideration to be received pursuant to the transaction, the potential impact of the sale of IHS Rwanda under the Company’s strategic review process, and the timing of any of the foregoing. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. Further information on such assumptions, risks and uncertainties is available in our filings with the US Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

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Rounding

Certain numbers, sums, and percentages in this press release may be impacted by rounding.

Certain definitions

We define Adjusted EBITDA for the Group as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net impairment/(reversal of impairment) of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business. See our unaudited condensed consolidated interim financial statements filed with the U.S. Securities and Exchange Commission for additional information, definitions and a reconciliation to the most comparable IFRS measures.

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